CONFIDENTIAL TREATMENT REQUESTED BY NETEASE, INC.

September 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Megan Akst
Christine Dietz

Re:	NetEase, Inc.

Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 27, 2023

Correspondence from the SEC on August 25, 2023 and Follow-up to Correspondence from the SEC on June 5, 2023

File No. 000-30666

Dear Ms. Akst and Ms. Dietz,

This letter sets forth the response of NetEase, Inc. (the “Company”) to the comment (the “Comment”) that the Company received from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated August 25, 2023 in relation to the Company’s response letter dated August 4, 2023 (the “Second Response”) to the Commission’s comment letter dated July 21, 2023 regarding the Company's annual report on Form 20-F for the fiscal year ended December 31, 2022. We have included the Comment in bold, and the Company’s responses are set forth immediately below the Comment. Additionally, for ease of reference, we have included the relevant portion of the Second Response in Appendix A hereto, and the relevant portion of the Company’s response letter dated June 30, 2023 (the “First Response” and together with the Second Response, the “Prior Responses”) in Appendix B hereto.

Furthermore, in Appendix C hereto we have included certain follow-up information in response to comment #2 contained in the SEC’s comment letter to the Company dated June 5, 2023 and the Company’s reply thereto in the First Response.

1.	We note your response to prior comment 3 regarding the proposed treatment of certain deposit arrangements “with original maturities of twelve months or fewer” as “cash” for purposes of Rule 3a-1 under the Investment Company Act of 1940. Based on the information you have provided to date, we are unable to concur with your position that these arrangements can be treated as cash items for purposes of Rule 3a-1. In this regard, we note that you have not provided a sufficiently detailed description of the material terms of the deposit arrangements, together with an analysis regarding why, specifically, such terms establish that the deposit arrangements may be treated as cash consistent with applicable Commission or staff guidance. Please provide such description and analysis to the extent that you believe that it would establish that these deposit arrangements are eligible to be treated as cash items under the rule. Please also clarify whether you still believe the company is eligible to rely on Rule 3a-1 without treating the relevant deposit arrangements as cash items.

Response

[Redacted – Confidential Treatment Requested]

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CONFIDENTIAL TREATMENT REQUESTED BY NETEASE, INC.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s Comments set forth above, please do not hesitate to contact me at +852 92792755 or paulboltz@oc.netease.com or our outside legal counsel, George B. Raine of Ropes & Gray LLP, at +1 617 951 7556 or george.raine@ropesgray.com.

Very truly yours,

/s/ Paul W. Boltz, Jr.
Paul W. Boltz, Jr.
International General Counsel

cc:	Charles Yang, Chief Financial Officer of NetEase, Inc.

George B. Raine, Ropes & Gray LLP

CONFIDENTIAL TREATMENT REQUESTED BY NETEASE, INC.

Appendix A

August 4 Response to SEC Comments

General

2.	We note your response to prior comment 6. You state that the company believes that it satisfies the exception from the definition of investment company provided in Section 3(b)(1) of the Investment Company Act (the “Company Act”), which provides that an issuer is not an “investment company” within the meaning of the Company Act if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Please explain the basis for this conclusion, including a detailed discussion of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and the application of those factors to the company. In your response, please also explain how the company’s variable interest entities qualify as wholly-owned subsidiaries as defined in Section 2(a)(43) of the Company Act.

Response

[Redacted – Confidential Treatment Requested]

3.	Your response to prior comment 6, further states that the company qualifies for the exception from Section 3(a)(1)(C)’s definition of investment company found in Rule 3a-1 under the Company Act. We note the following in connection with your assertions and supplemental worksheet:

•	Please provide a detailed legal analysis regarding your proposed treatment of certain deposit arrangements “with original maturities of twelve months or fewer” as “cash” for purposes of Rule 3a-l, discussing any applicable Commission or staff statements bearing on this issue.

Response

[Redacted – Confidential Treatment Requested]

•	Your 45% test worksheet (“Worksheet”) notes that certain assets are valued at “equity value.” Please confirm whether the assets on the Worksheet are valued in accordance with Section 2(a)(41) of the Company Act. If not, please update your analysis to reflect assets valued consistent with Section 2(a)(41) of the Company Act.

Response

The calculations contained in the Prior Response were calculated in accordance with Section 2(a)(41) of the Company Act. Where market quotations were readily available for an entity’s securities, market quotations were used in the calculations. Where market quotations for an entity’s securities were not readily available, the securities were fair valued in good faith and the fair value was used in the calculations.

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CONFIDENTIAL TREATMENT REQUESTED BY NETEASE, INC.

•	Please provide additional support on your Worksheet for the income test calculation at the company-level to substantiate your assertion that the company’s securities represented below 45% of the company’s income as of December 31, 2022.

Response

In response to this section of Comment 3, the Company has added an additional page to the worksheet titled “Group level 45% income test.”

•	We note that your Worksheet lists twelve subsidiaries under the “income test,” but only lists eleven subsidiaries under the “asset test.” Please explain this discrepancy.

Response

The worksheets for the income test and the asset test list the same eleven groups of subsidiaries. The reason that the list for the income test has twelve lines while the list for the asset test has eleven lines is that the asset test for NetEase, Inc. on a semi-consolidated basis in accordance with Rule 3a-l was contained on its own page in the worksheet in the Prior Response1 and followed by a page that displayed the asset testing results for eleven groups of the Company’s subsidiaries, also tested in compliance with Rule 3a-l. On the other hand, the income test page of the worksheet contained both the testing result for NetEase, Inc. on a semi-consolidated basis in accordance with Rule 3a-l (See line 1) and the testing results for the same eleven groups of the Company’s subsidiaries, also tested in compliance with Rule 3a-l. Please refer to the updated worksheet included in this response.

Please update your Worksheet and investment company status analysis to reflect the above comments. Please confirm whether you still believe that the company is eligible to rely on Rule 3a-l under the Company Act.

Response

As stated herein, the Company has updated its Worksheet in response to the above comments. The Company continues to believe that it satisfies the exception from the definition of investment company provided in Section 3(b)(1) of the Company Act and, additionally, that it qualifies for the exception from Section 3(a)(l)(C)’s definition of investment company found in Rule 3a-l under the Company Act.

[1]	The page titled “group level 45% asset test”.

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CONFIDENTIAL TREATMENT REQUESTED BY NETEASE, INC.

Appendix B

NetEase Response to Comment 6 Filed with the SEC June 30, 2023

6.	We note your statement that NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly- owned subsidiaries. Please provide us with a legal analysis of whether you currently meet the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act (the “Company Act”). Please include in your analysis the relevant calculation(s) under Section 3(a)(1)(C) (including, where required by the statute, on an unconsolidated basis), identifying each constituent part of the numerator(s) and denominator(s). Your analysis should identify and explain which assets held by the company are “investment securities” for purposes of Section 3(a)(2) of the Company Act, and specifically address how you treat the securities issued by your subsidiaries and the contractual relationships between your subsidiaries and the variable interest entities. Please provide legal support for any substantive determinations and/or characterizations of assets that are material to your calculations.

Response

The Company respectfully advises the Staff that the Company is not an investment company as defined in the Company Act. The Company believes that it satisfies the exception from the definition of investment company provided in Section 3(b)(1) of the Company Act because, within the meaning of the Company Act, it is primarily engaged through its wholly owned subsidiaries in the business of providing internet-related services and products and therefore not in the business of investing, reinvesting or trading in securities.

Though the Company is primarily engaged in the business stated above through its wholly owned subsidiaries the Company’s structure also includes variable interest entities (“VIEs”). As discussed below, for purposes of Section 3(b)(1) the Company treats the VIEs as wholly owned subsidiaries. Additionally, a portion of the Company’s subsidiaries are not wholly owned by the Company. While the non-wholly owned companies are also engaged in the Company’s non-investment company business, they do not comprise a significant portion of the Company’s total assets or total net revenues. Because of this, the Company treats itself as primarily engaged through its wholly owned subsidiaries in a non-investment company business.

The VIEs exist in the Company’s structure solely due to PRC regulatory restrictions on foreign investment in the certain industries. But for such restrictions, the VIEs would be wholly owned subsidiaries of the Company and, as discussed below, the VIEs are effectively treated as wholly owned subsidiaries of the Company in all material respects.

Although the Company, through its wholly owned subsidiaries, does not own 95% or more of each VIE’s outstanding voting securities, the Company has the ability to exercise, via certain contractual arrangements, the type of substantial control over the VIEs that a parent company of a wholly owned subsidiary typically could exercise. The contractual arrangements give the Company the power to exert control over the management and financial and operating policies of each VIE to the extent that such power and control effectually operates as owning over 95% of each VIE’s outstanding voting securities. The Company also has an exclusive option to purchase all or part of the equity interests of each VIE at the minimum price possible to the extent permitted by PRC law. These attributes allow the Company to be considered the primary beneficiary of each VIE for accounting purposes and to consolidate each VIE’s operating results into the Company’s financial statements under the U.S. GAAP. Therefore, the Company treats the VIEs as if they were wholly owned subsidiaries for purposes of its financial statements and its Company Act analysis under Section 3(b)(1).

CONFIDENTIAL TREATMENT REQUESTED BY NETEASE, INC.

Though the Company treats VIEs as wholly owned subsidiaries for the purposes of its analysis under Section 3(b)(1), understanding that the VIEs have a more complicated corporate structure, the Company also monitors its compliance with another exception from the definition of investment company that would allow the Company to not be an investment company were the Company to treat the VIEs as not being wholly owned subsidiaries. The Company tests the Company’s and its various subsidiaries’ assets and income for compliance with Rule 3a-1 under the Company Act. The Company respectfully advises the Staff that in addition to satisfying the requirements of the exclusion from the definition of investment company found in Section 3(b)(1), the Company also qualifies for the exception from Section 3(a)(l)(C)’s definition of investment company found in Rule 3a-l under the Company Act.

For the Staff s reference, the Company is submitting, under a separate cover and on a confidential, supplemental basis, (i) the semi-consolidated 45% test worksheet of the Company and its subsidiaries and VIEs as of December 31, 2022 (the “Worksheet”) and (ii) a corporate structure chart for the Company as of December 31, 2022. The Worksheet includes a calculation of the value of the securities owned by the Company expressed as a percentage of the value of its adjusted total assets, calculated in accordance with the 45% test contained in Rule 3a-l under Company Act (the “45% Test”), as well as separate calculations for each of its majority-owned subsidiaries and their related VIEs. As discussed above, the Company is the holding company for the Company’s business, which is carried out by various wholly owned subsidiaries, the VIEs, certain majority owned subsidiaries and the VIEs with contractual arrangements with those majority owned subsidiaries.

The Rule 3a-l safe harbor is similar to the quantitative test in Section 3(a)(1)(C) but adds companies “controlled primarily” by the issuer to the list of “good” assets. Further, unlike the test in Section 3(a)(1)(C), the total assets and net income tests in Rule 3a-l are calculated on a semi-consolidated basis with respect to the issuer and its subsidiaries. For purposes of its 45% Test, the Company treats the VIEs as companies “controlled primarily” by the Company. Further, as required by Rule 3a-1 the Company consolidates its financial statements with its wholly owned subsidiaries such that the Company treats the assets and income of the wholly owned subsidiaries as if the assets were held and the income was earned by the Company.

The 45% Test is a bottom-up analysis and requires the 45% Test calculation be performed for each non-wholly owned entity in the Company’s corporate structure, starting with the majority-owned subsidiaries and VIEs at the bottom of the corporate structure, and working up to the holding company.

CONFIDENTIAL TREATMENT REQUESTED BY NETEASE, INC.

For each majority-owned subsidiary or VIE controlled by a majority-owned subsidiary that fails the 45% Test or is engaged primarily in the business of investing, reinvesting, or trading in securities or engaged in the business of issuing face-amount certificates of the installment type (i.e., an investment company), the Company treats the securities issued by such majority-owned subsidiary or VIE as bad assets (i.e., securities) for purposes of calculating the 45% Test of the immediate parent entity of such subsidiary or VIE. For each majority-owned subsidiary or VIE that is not an investment company, the Company treats the securities issued by such subsidiary or VIE as a good asset (i.e., not a security) for purposes of calculating the 45% Test of the immediate parent entity of such majority- owned subsidiary or VIE.

Due to the nature of the Company’s business, the Company typically generates considerable amounts of cash. The Company typically deposits certain cash with banks in Ding Qi Cun Kuan, which are commonly used deposit structures similar to high yield savings accounts. The Ding Qi Cun Kuan offers a fixed interest rate, a high degree of liquidity given the money can be withdrawn without penalty, and presents low levels of credit risk given that the cash is mainly deposited in major reputable Chinese mainland or Hong Kong banks that guarantee the principal and interest. Due to the structure of the Ding Qi Cun Kuan and the nature of the Company’s operations (e.g., disbursing regular dividends and engaging in regular share buybacks), the Company treats cash held in Ding Qi Cun Kuan with original maturities of twelve months or fewer as cash for the purposes of Rule 3a-1 compliance testing. However, out of an abundance of caution, the Company treats cash held in Ding Qi Cun Kuan with original maturities exceeding twelve months as investment items and therefore as securities for the purposes of compliance testing under Rule 3a-1. For purposes of public financial disclosure, cash held in both Ding Qi Cun Kuan with maturities of twelve months or fewer and maturities exceeding twelve months are categorized on the Company’s balance sheet as time deposits.

As of December 31, 2022, the Company’s securities represented below 45% of the Company’s adjusted total assets and below 45% of the Company’s income when calculated on a semi-consolidated basis in accordance with the 45% Test. Please see the Worksheet that the Company submits under a separate cover and on a confidential, supplemental basis for more detail. The Worksheet identifies which assets the Company treats as “securities” for the purposes of its Rule 3a-l analysis.

CONFIDENTIAL TREATMENT REQUESTED BY NETEASE, INC.

Appendix C

Follow-up information in response to comment #2 contained in the SEC’s comment letter to the Company dated June 5, 2023 and the Company’s reply thereto in its response letter dated June 30, 2023

In the SEC’s comment letter dated June 5, 2023 to the Company, the Staff provided, inter alia, the following comment:

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 194

2.	We note your statement that you reviewed your register of members and public filings made by your shareholders, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In the first paragraph of the Company’s reply to the foregoing comment, the Company indicated that it had initiated a search of the Central Clearing and Settlement System (CCASS), a book-entry clearing and settlement system for transactions between participants in securities listed on the Hong Kong Stock Exchange, as stated below (emphasis added):

Response

The Company confirms that it has reviewed the list of holders of ordinary shares registered on its register of members in the Cayman Islands and its register of members in Hong Kong, as well as the list of registered holders of American depositary shares of the Company maintained by The Bank of New York Mellon, the depositary bank for the Company’s American depositary share program. It also reviewed the public filings made by the Company’s ADS holders and shareholders, including filings on Schedule 13D, Schedule 13G and Form 13F and pursuant to the beneficial ownership notification requirements of the Hong Kong Securities and Futures Ordinance with respect to the Company’s ordinary shares traded on the Hong Kong Stock Exchange. In reviewing these lists, the Company noted any shareholders which had an address of record in China mainland or the Cayman Islands, or whose entity names contained the words “China,” “Cayman Islands” or derivatives thereof or who appeared to use Chinese words in their names. For this subset of shareholders, the Company compared the names of these shareholders to known governmental bodies, agencies and entities that are affiliated with any part of the governments in China mainland or the Cayman Islands and determined that there were no such affiliations known to us. The Company also determined that none of these shareholders held more than 16,123,802 ordinary shares (or 3,224,760 ADSs), which is equivalent to approximately 0.5% of the Company’s outstanding voting interests. The Company further notes that it reviewed the list of participants holding the Company’s ordinary shares in the Central Clearing and Settlement System (CCASS), a book-entry clearing and settlement system for transactions between participants in securities listed on the Hong Kong Stock Exchange. CCASS participants are banks and brokerages which normally hold shares on behalf of their clients. As is typical for shares listed in Hong Kong, the list of CCASS participants holding the Company’s ordinary shares included several Chinese state-owned banks, and the Company believes such participants are acting as custodians holding securities on behalf of their clients. As a follow-up to the Staff’s comment, the Company has requested that its Hong Kong share registrar contact the relevant CCASS participants to attempt to determine if they are holding the ordinary shares on behalf of investors and will provide an update to the Staff if the results indicate otherwise (but the Hong Kong share registrar will not be able to confirm the identities of the ultimate beneficial owners of the ordinary shares through this process). As an additional follow-up to the Staff’s comment, the Company also engaged a third-party financial services firm to conduct a non-objecting beneficial owner (NOBO) search with respect to the Company’s American depositary shareholders and found that, of the more than 91,000 shareholders named on such list, two appear to be affiliated with state-owned entities which together own American depositary shares representing approximately 0.00007% of the Company’s total outstanding ordinary shares.

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CONFIDENTIAL TREATMENT REQUESTED BY NETEASE, INC.

The Company is providing this Appendix C to update the Staff with the results of the above-referenced inquiry of CCASS participants. Specifically, such inquiry indicated that there are approximately 6,700 investors holding ordinary shares of NetEase, Inc. through CCASS participants. Consistent with the Company’s previous review of other sources of shareholder information, the Company noted any shareholders which had an address of record in China mainland or the Cayman Islands, or whose entity names contained the words “China,” “Cayman Islands” or derivatives thereof or who appeared to use Chinese words in their names. For this subset of shareholders, the Company compared the names of these shareholders to known governmental bodies, agencies and entities that are affiliated with any part of the governments in China mainland or the Cayman Islands and determined that there were 42 entities which appeared to be affiliated with state-owned enterprises or governmental entities. Such entities together owned ordinary shares representing approximately 2.4677% of the Company’s total outstanding ordinary shares.

The Company also notes that certain CCASS participants which are state-owned banks in China mainland, entities controlled by state-owned enterprises or otherwise appear to be affiliated with the government in China mainland declined to provide information regarding the ultimate beneficial owners of the shares they hold. If all of the ordinary shares held by such CCASS participants are included in the calculation, then the foregoing percentage would increase to 2.7212% of the Company’s total outstanding ordinary shares.

In addition, the Company initiated a similar inquiry of CCASS participants holding ordinary shares of the Company’s controlled subsidiary Cloud Music Inc. (the “Cloud Music”), which is listed on the Hong Kong Stock Exchange. Such inquiry indicated that there are approximately 1,100 holders of Cloud Music’s ordinary shares. Using the same methodology as described above, the Company determined that there were five entities which appeared to be affiliated with state-owned enterprises or governmental entities. Such entities together owned ordinary shares representing approximately 0.6811% of Cloud Music’s total outstanding ordinary shares. If the Company also includes the ordinary shares held by CCASS participants which declined to provide information regarding the ultimate beneficial owners of such shares, then the percentage would be 0.9385%.

Based on the foregoing and the information provided in the First Response, the Company’s conclusion that no governmental entities in China mainland have a controlling financial interest in the Company or any of its consolidated foreign operating entities remains unchanged.

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